Mail Stop 3720

September 5, 2007

Via U.S. Mail

Mr. Fushen Li
Chief Financial Officer
China Netcom Group Corporation (Hong Kong) Limited
No. 21, Financial Street
Xicheng District
Beijing, 100032
The People's Republic of China

> **RE:** **China Netcom Group Corporation (Hong Kong) Limited**
> **Form 20-F for the Year ended December 31, 2006**
> **Filed May 31, 2007**
> **File No. 001-32332**

Dear Mr. Li:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2006

Note 40. Reconciliation of HKFRS and Accounting Principle Generally Accepted in the United States, page F-89

1.	We note your capitalization of the sponsorship fee for the 2008 Beijing Olympic games and the related amortization on a straight line basis over four years in Note 4 (page F-25). Please explain to us your accounting for the fee under US GAAP. If your HKFRS accounting policy differs from US GAAP, tell us where you have reflected the difference in Note 40.

2.	We note in Note 4(r)(ii) that "[t]he cost of handsets given to customers under bundled service contracts are deferred as subscriber acquisition costs and expensed to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period." We also note similar accounting disclosures on page 66 with respect to the handsets given to customers within the PHS bundled service contracts. Please disclose your US GAAP accounting policies for revenue arrangements with multiple deliverables, including the handsets in your bundled arrangements, and advise us. Refer to EITF 00-21. If your HKFRS accounting policy differs from US GAAP, tell us where you have reflected the difference in Note 40 or advise us.

3.	We note in Note 4 (page F-28) that you have one business segment, the provision of fixed line telecommunication services. In light of your various sources of revenue such as fixed line (local and long distance), PHS, Broadband and internet related services, and other services etc., as described under Item 5 beginning page 45, it appears to us that you may have more than one operating segment for US GAAP reporting purposes. Please provide us a comprehensive explanation of your consideration of the guidance in SFAS No. 131 and how it relates to your operating structure. If you have concluded that you have more than one operating segment, explain to us, in detail, your consideration of paragraphs 16-18 of SFAS 131 in determining that you have one reportable segment and identify for us your operating segments. If applicable, include an explanation of your consideration of each of the aggregation criteria in paragraph 17 of SFAS 131.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director